Bionomics Limited

25 October 2006

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
25 October 2006

BIONOMICS AND SAFC PHARMA SIGN CONTRACT TO MANUFACTURE BNC105

Adelaide: Leading Australian drug discovery company Bionomics Limited and SAFC Pharma, the custom manufacturing group within St. Louis, MO based Sigma-Aldrich Corporation (NASDAQ:SIAL), announced today they have signed a manufacturing contract to produce one and a half kilograms of BNC105, Bionomics' lead cancer compound.

This material will be used to complete pre-clinical trials and for Phase I/IIa clinical trials of BNC105.

"This contract represents the attainment of a significant milestone for Bionomics as it supports our goal to begin Phase I clinical trials of BNC105."

"SAFC Pharma has an excellent track record in the GMP manufacture of drug candidates for use in FDA approved clinical trials and we are very pleased to be working with them," said Dr Deborah Rathjen, Bionomics' CEO.

SAFC President, Frank Wicks, added, "We are delighted to be selected as Bionomics partner of choice for the production of this initial 1.5 kg batch of BNC105. The agreement reflects our ability and reputation in cGMP chemistry scale up enabling our customers to take their products into clinical trials quickly and efficiently."

"The GMP manufacture of BNC105 will be assisted by virtue of the fact that it has been discovered using our MultiCore® synthesis technology that gives concise, efficient synthetic access to drug candidates in a manner that is applicable to scale-up and GMP manufacture," stated Dr Bernard Flynn, VP Chemistry Bionomics. "This is a feature that is too often overlooked in drug discovery, leading to expensive delays in the subsequent development of drug candidates for clinical trials."

BNC105 is a new type of drug called a Vascular Disruption Agent (VDA) that acts to rapidly shut down the blood supply within a tumour. It thereby "starves" the tumour of the oxygen and nutrients it needs to survive.

Vascular Disruption Agents have significant clinical potential in the treatment of cancer, as they may potentially be applied across a very wide variety of cancer types, including colon, lung and breast cancers. The market potential for VDAs has been estimated at approximately US$5 billion annually (ASInsights, 2003).

FOR FURTHER INFORMATION PLEASE CONTACT:

Media
Dr Daniella Goldberg
+612 9237 2800/ 0416 211 067
dgoldberg@bcg.com.au

Bionomics Limited
Dr Deborah Rathjen, CEO & Managing Director
+618 8354 6101
drathjen@bionomics.com.au

About SAFC

SAFC is the custom manufacturing group within Sigma-Aldrich that focuses on both biochemical production and the manufacturing of complex, multi-step organic synthesis of APIs and key intermediates. SAFC has manufacturing facilities around the world dedicated to providing manufacturing services for companies requiring a reliable partner to produce their custom manufactured materials. SAFC has four operating segments – SAFC Pharma, SAFC Supply Solutions, SAFC Biosciences, and SAFC Hitech - and had annual sales of $437million in 2005. SAFC is one of the world's 10 largest fine chemical businesses.

About Sigma-Aldrich

Sigma-Aldrich is a leading Life Science and High Technology company. Its biochemical and organic chemical products and kits are used in scientific and genomic research, biotechnology, pharmaceutical development, the diagnosis of disease and as key components in pharmaceutical and other high technology manufacturing. The Company has customers in life science companies, university and government institutions, hospitals, and in industry. Over one million scientists and technologists use its products. Sigma-Aldrich operates in 35 countries and has 7,200 employees providing excellent service worldwide. Sigma-Aldrich is committed to Accelerating Customer Success through Leadership in Life Science, High Technology and Service. For more information about Sigma-Aldrich, please visit its award-winning Web site at http://sigma-aldrich.com.

About Bionomics Limited

Bionomics (ASX:BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, the Vascular Disruption Agent (VDA) program for cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow to tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit www.bionomics.com.au

Cautionary Statement: *This release contains forward-looking statements relating to future performance, goals, strategic actions and initiatives and similar intentions and beliefs and other statements regarding the Company's expectations, goals, beliefs, intentions and the like, which involve assumptions regarding the Company's operations and conditions in the markets the Company serves. The Company does not undertake any obligation to update these forward-looking statements.*